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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011148

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keefe Ventures, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	New York	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Jonovich (212) 754-2000
(Area Code -- Telephone No.)

SEC MAIL RECEIVED PROCESSING SECTION
FEB 2 6 2003
WASH. D.C. 165

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DR 3-11

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Thomas Jonovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keefe Ventures, LLC, as of December 31 ,20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PENNY WALLBERG
Notary Public, State Of New York
No. 01WA5084277
Qualified In New York County
Commission Expires Sept. 2, 2005

Penny Wallberg
Notary Public

Thomas G [signature]
Signature

CFO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEFE VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

KEEFE VENTURES, LLC

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Keefe Ventures, LLC

We have audited the accompanying statement of financial condition of Keefe Ventures, LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe Ventures, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 15, 2003

KEEFE VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	445,827
Accounts receivable		43,108
Property and equipment, net		4,355
Due from affiliates		91,885
Other assets		10,030
	$	595,205
LIABILITIES AND MEMBERS' EQUITY		
Liabilities, accrued expenses	$	18,250
Members' equity		628,098
Note receivable, member		(51,143)
Members' equity, net		576,955
	$	595,205

See accompanying notes to financial statements.

1. Nature of operations

Keefe Ventures, LLC (the "Company") is a broker-dealer located in New York City. The Company is registered with the Securities and Exchange Commission (SEC), and received approval of its membership in the National Association of Securities Dealers, Inc. (NASD) in February, 2001. The Company's operations consist primarily of engaging in investment banking and advisory services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over the estimated useful lives of 5-7 years.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Investment Advisory Fees

Investment advisory fees are recorded in accordance with the terms of the investment advisory agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2002 are as follows:

Office equipment	$	5,733
Furniture and fixtures		2,354
		8,087
Less accumulated depreciation		3,732
	$	4,355

4. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $428,000 which was approximately $423,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

The Company paid Keefe Managers, Inc. and its successor, Keefe Managers, LLC, approximately $419,000 (net of $12,000 to be reimbursed from an affiliated entity) for certain expenses that included office expenses, employee compensation, benefits and other overhead expenses and has a receivable of approximately $9,000 at December 31, 2002.

The Company is the sole voting member and the managing member of Keefe Ventures SPV #1 ("SPV #1") and Keefe Ventures SPV #2 ("SPV #2") (the "SPVs"). As provided for in the Limited Liability Company Agreements ("LLC Agreements") of the SPV's, the Company receives a 1% and 2% administrative fee from SPV #1 and SPV #2 respectively, which is payable quarterly, on the capital commitments of certain members. During the year ended December 31, 2002, the Company recorded approximately $41,000 of administrative fees pursuant to the LLC Agreements, such amount is included in other income, additionally, the Company has a receivable from Keefe Ventures SPV #1 of approximately $15,000 at December 31, 2002. Further, the Company is entitled to a special allocation of 20% of the cumulative realized profits otherwise allocable to certain other members of the SPV's. The Company has waived its special allocation rights relative to Keefe Ventures SPV #1 for the year ended December 31, 2002. The Company has included approximately $23,000 in other income relative to the special allocation it is entitled to for Keefe Ventures SPV #2 upon realization and has a cumulative receivable of approximately $54,000 relative to these special allocations at December 31, 2002.

The Company has a note receivable due from a member of the Company. The note is due June 30, 2004 and includes interest at 6% per annum. At December 31, 2002 the approximate amount receivable is $51,000. The Company recorded interest income of $2,000 which is included in due from affiliates as of December 31, 2002.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".